UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 25, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

Mezzanine Loan – NexMetro Magnolia Member, LLC

On November 12, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $9,099,000 (the “Magnolia Mezzanine Loan”). The mezzanine borrower, NexMetro Magnolia Member, LLC, a Delaware limited liability company (“Magnolia Member”), planned to use the proceeds to develop cottage-like apartments, generally located at W Lower Buckeye Rd and S 75th Ave, Phoenix, AZ (the “Magnolia Property”). Details of this acquisition can be found here.

On July 22, 2021, we executed an amendment to the Magnolia Mezzanine Loan increasing the maximum principal balance to approximately $11,144,000. Details of this amendment can be found here.

On July 25, 2023, the Magnolia Member paid back the Magnolia Mezzanine Loan in full. The Magnolia Member was able to pay down the outstanding principal balance and accrued return of the Magnolia Mezzanine Loan through the refinance of the Magnolia Property. The Magnolia Mezzanine Loan yielded an internal rate of return ("IRR") of approximately 14.1%. We were able to realize an IRR in excess of the interest rate of 12.5% due to a provision in the loan agreement allowing interest to accrue on the maximum principal balance fifteen (15) months post-closing.

Mezzanine Loan – NexMetro Canyon Member, LLC

On November 12, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $11,195,000 (the “Canyon Mezzanine Loan”). The mezzanine borrower, NexMetro Canyon Member, LLC, a Delaware limited liability company (“Canyon Member”), planned to use the proceeds to develop cottage-like apartments, generally located near 27201 N Black Canyon Highway, Phoenix, AZ (the “Canyon Property”). Details of this acquisition can be found here.

On July 22, 2021, we executed an amendment to the Canyon Mezzanine Loan increasing the maximum principal balance to approximately $15,490,000. Details of this amendment can be found here.

On July 31, 2023, the Canyon Member paid back the Canyon Mezzanine Loan in full. The Canyon Member was able to pay down the outstanding principal balance and accrued return of the Canyon Mezzanine Loan through the refinance of the Canyon Property. The Canyon Mezzanine Loan yielded an internal rate of return ("IRR") of approximately 14.0%. We were able to realize an IRR in excess of the interest rate of 12.5% due to a provision in the loan agreement allowing interest to accrue on the maximum principal balance fifteen (15) months post-closing.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: August 3, 2023